STROOCK

November 6, 2012

Alexandra M. Ledbetter

Timothy S. Levenberg

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 14, 2012

File No. 333-177933

Dear Ms. Ledbetter:

On behalf of our client, PBF Energy Inc. (the “Company”), set forth below are responses to your comment letter, dated June 5, 2012, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter, the Company is filing via EDGAR Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), and we are sending under separate cover hard copies of Amendment No. 4 marked to show changes from Amendment No. 2. The Company previously filed Amendment No. 3 to the Registration Statement on September 17, 2012 solely for the purpose of filing Exhibits 10.9.1, 10.23.1, 10.24 and 10.25 and seeking confidential treatment with respect thereto. The Registration Statement has been revised in response to the Staff’s comments to provide updated financial statements and related information and to reflect certain other changes. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 4.

For your convenience, the Staff’s comments are set forth below in italics, followed by the responses on behalf of the Company. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4.

Unaudited Pro Forma Consolidated Financial Statements, page 49

1.	We will continue our review of your pro forma presentation once you have quantified the adjustments and completed your statements.

The pro forma adjustment on page 52 in note “(a)” to the Notes to the Unaudited Pro Forma Consolidated Balance Sheet, which is related to the Company’s planned cash distribution to its existing owners prior to the completion of the offering, has not yet been determined. The Company anticipates that the amount of the distribution will be finalized and the pro forma presentation will be completed in the next filing of the Registration Statement.

Alexandra M. Ledbetter

Securities and Exchange Commission

Management’s Discussion and Analysis, page 59

2.	We note that you have presented the non-GAAP measure of gross margin excluding depreciation without adherence to guidance in Item 10(e) of Regulation S-K. You will need to revise your disclosures to address the following points.

•

Modify the label of your measure to comply with Item 10(e)(1)(ii)(E). For example, you may use “Non-GAAP Gross Margin” or “Adjusted Gross Margin” to properly differentiate this measure. Also eliminate references to the non-GAAP measure as “actual gross margin” on pages 65 and 69.

The Company has revised its disclosure in response to the Staff’s comment on pages 67 and 74 of Amendment No. 4.

•	Add a reconciliation of gross margin computed in accordance with GAAP to your non-GAAP measure to comply with Item 10(e)(1)(i)(B).

The Company has revised its disclosure in response to the Staff’s comment on pages 68 and 74 of Amendment No. 4.

•	Add a line item with gross margin computed in accordance with GAAP to all tabular presentations having the non-GAAP measure to comply with Item 10(e)(1)(i)(A).

The Company has revised its disclosure in response to the Staff’s comment on pages 67 and 74 of Amendment No. 4.

•	Include discussion and analysis of gross margin computed in accordance with GAAP adjacent to all similar narratives addressing your non-GAAP measures to comply with Item 10(e)(1)(i)(A).

The Company has revised its disclosure in response to the Staff’s comment on pages 69, 71, 73 and 75 of Amendment No. 4.

Executive Compensation, page 110

3.	Please revise the Summary Compensation Table to supply the omitted information. We note your response to prior comment 4 from our letter to you dated March 16, 2012.

The Company has revised its disclosure in response to the Staff’s comment on page 129 of Amendment No. 4.

Certain Relationships and Related Transactions, page 130

4.	Please provide the disclosure that Item 404(c) of Regulation S-K requires, or explain to us why you believe that no such disclosure is required.

Alexandra M. Ledbetter

Securities and Exchange Commission

We do not believe that the disclosure required by Item 404(c) of Regulation S-K is required because (i) the Company has not had a promoter at any time during the past five fiscal years and (ii) the Company is not a shell company and did not acquire control of a shell company.

The definition of “promoter” for purposes of the Securities Act of 1933, as amended, is set forth under Rule 405. The definition and subsequent case law focus on the terms, “founding and organizing.” See Wilson Land Co. #1 v. Chapman, 898 F.2d 157, No. 88-6680, 1990 WL 28138, at *3 (9th Cir. Mar. 12 1990); Millsap v. Commissioner, 46 T.C. 751, 756 (citing Rule 405 and explaining, “[H]e was instrumental in organizing the corporations and solicited the investment therein by others.”). During the period of time before the adoption of the current Rule 405, the SEC, in a series of no-action letters identified the role of a promoter as “inducing the formation of a corporation.” See American Tung Grove Developments, Inc., File No. 2-4359, SEC No-Action Letter, 8 S.E.C. 51, 1940 WL 36482, at *6 (Sept. 30, 1940); see also Shawnee Chiles Syndicate, File No. 2-4753, SEC No-Action Letter, 10 S.E.C. 109, 115 (Sept. 18, 1941) (stating that a person is a promoter when he or she has “engaged actively in the formation of the registrant”). According to our review of case law, to be found a promoter, one must either be active in the issuer’s business or actively engaged in the formation of the issuer. See Ingenito v. Bermec Corp., 441 F. Supp., 525, 537 (S.D.N.Y. 1977) and Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 F.2d 888, 894 (C.C.A. 10th, 1939). To be actively engaged in the formation of an issuer one must be involved in the transactions by which the issuer acquires the assets essential to the conduct of its business or in the mechanics of the underwriting and registration process. See Ingenito, 441 F. Supp. at 537. Additionally, Rule 405 provides that any person who receives securities solely in consideration of property shall not be deemed a promoter if such person does not otherwise take part in founding and organizing the enterprise.

It is the Company’s view that the investments made by the Company’s financial sponsors and management through their initial investments in PBF LLC should be treated as capital investments, as opposed to promotional activities. Each of the financial sponsors and management paid cash for their ownership interests in PBF LLC. The financial sponsors’ role in the Company has been that of typical stockholders with a controlling interest in an enterprise, and management invested alongside the financial sponsors in order to have “skin in the game.” The business of the Company, including the development of its business plan and strategy, is conducted and developed by its officers under the supervision of its board of directors, and not by its financial sponsors.

In addition, while the Company does not believe its financial sponsors or management investors are “promoters,” we wish to point out that the information required by Item 404(c) of Regulation S-K is disclosed elsewhere in the Registration Statement in accordance with Items 402 and 404(a) of Regulation S-K. For example:

•

the equity investment of management of $23.5 million in PBF LLC is disclosed under “Prospectus Summary—Competitive Strengths” and “Business—Competitive Strengths” on pages 5 and 100 of Amendment No. 4, and the equity investment of approximately $448.6 million by each of the Company’s financial sponsors is disclosed under “Certain Relationships and Related Party Transactions—Our Relationship with Blackstone and First Reserve” on page 138 of Amendment No. 4;

Alexandra M. Ledbetter

Securities and Exchange Commission

•

the pre-IPO equity holdings and related transactions of the Company’s financial sponsors and management is disclosed under “Principal Stockholders” on pages 145 through 147 of Amendment No. 4 and under “Certain Relationships and Related Party Transactions—Investments in PBF LLC” on page 143 of Amendment No. 4; and

•	the compensatory arrangements with management are fully disclosed under “Executive Compensation” beginning on page 117 of Amendment No. 4.

Financial Statements

General

5.	You will need to update your historical and pro forma financial statements to comply with Rule 3-12 of Regulation S-X.

The Company has provided updated historical and pro forma financial statements to comply with Rule 3-12 of Regulation S-X in Amendment No. 4.

Exhibits

6.	Please allow sufficient time to respond to staff comments once you file the missing exhibits, including those specifically referenced in both of our prior letters as well as the plan documentation related to the 2012 Equity Incentive Plan you discuss at page 114.

The Company has filed the following exhibits:

•	Form of Amended and Restated Certificate of Incorporation of PBF Energy Inc. as Exhibit 3.1;

•	Form of Amended and Restated Bylaws of PBF Energy Inc. as Exhibit 3.2;

•	Form of Amended and Restated Registration Rights Agreement as Exhibit 4.1;

•	Form of Restated Warrant and Purchase Agreement between PBF Energy Company LLC and the officers party thereto, as amended as Exhibit 10.17;

•	Form of Indemnification Agreement between PBF Energy Inc. and each of the executive officers and directors of PBF Energy Inc. as Exhibit 10.18;

•	Form of Tax Receivable Agreement as Exhibit 10.20;

•	Form of Exchange Agreement as Exhibit 10.21;

•	Form of Amended and Restated Limited Liability Company Agreement of PBF Energy Company LLC as Exhibit 10.22; and

•	Form of Stockholders’ Agreement of PBF Energy Inc. as Exhibit 10.26;

The board of directors of the Company is still considering the adoption of the 2012 Equity Incentive Plan. The Company anticipates filing the 2012 Equity Incentive Plan in the next amendment to the Registration Statement.

* * * *

In connection with the above, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Alexandra M. Ledbetter

Securities and Exchange Commission

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (212) 806-5793 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Todd E. Lenson
Todd E. Lenson, of Stroock & Stroock & Lavan LLP

CC:	Securities and Exchange Commission
H. Roger Schwall
Michael Fay
Karl Hiller

Jeffrey Dill, Esq.

Douglas S. Horowitz, Esq.